Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Global plc:

We consent to the incorporation by reference in the registration statements (Nos. 333-189220, 333-189222, 333-189223, 333-189224, 333-194578, 333-194581, 333-205542, and 333-205543) on Form S-8 and the registration statement (No. 333-189390) on Form S-3, in each case, of Liberty Global plc of our report dated February 12, 2016, with respect to the consolidated balance sheets of Liberty Global plc and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedules I and II, and our report dated February 12, 2016 on the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Liberty Global plc.

Our report on the effectiveness of internal control over financial reporting as of December 31, 2015 contains an explanatory paragraph that states that the aggregate amount of total assets and revenue of Cable Acquisition Company Inc., dba Choice Cable TV and Tullamore Beta Limited, the parent of TV3 that are excluded from management’s assessment of the effectiveness of internal control over financial reporting as of and for the year ended December 31, 2015 are $357.6 million and $52.1 million, respectively for Cable Acquisition Company Inc. and $116.4 million and $4.4 million, respectively for Tullamore Beta Limited. Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of these subsidiaries.

/s/ KPMG LLP

Denver, Colorado
February 12, 2016